Exhibit 99.1

MIX TELEMATICS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code: MIX     ISIN: ZAE000125316
NYSE share code:  MIXT
(“MiX Telematics” or “the company”)

CHANGE TO THE COMPANY SECRETARY

Shareholders are advised that Java Capital Trustees and Sponsors Proprietary Limited have resigned as company secretary to MiX Telematics, effective 3 January 2017 and Jennifer de Vos has been appointed as the new company secretary.

Jennifer, BCom LLB, is currently the group legal counsel for MiX Telematics and gained extensive experience in corporate and commercial law during her time at Cliffe Dekker Hofmeyr, including assisting clients with company secretarial duties.

The board of directors thanks Java Capital Trustees and Sponsors Proprietary Limited for their contribution as company secretary to MiX Telematics.

12 December 2016

JSE sponsor